Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF RESTATED CERTIFICATE OF INCORPORATION

OF WESCO INTERNATIONAL, INC.

Under Section 242 of the Delaware General Corporation Law

WESCO International, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Restated Certificate of Incorporation filed with the Secretary of State on May 11, 1999, as amended (the “Restated Certificate of Incorporation”).

2. Article XI of the Restated Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“ARTICLE XI.

Subject to the requirements of applicable law, a special meeting of the stockholders of the Corporation may be called (i) by a majority of the members of the Board of Directors, (ii) by the Chairman of the Board, or (iii) by the Secretary of the Corporation upon receipt of the written request of one or more holders (and the record or beneficial owners, if any, such holders represent) representing ownership of an aggregate of not less than 25% of the voting power of all issued and outstanding shares of Common Stock of the Corporation that is entitled under applicable law to vote on the matter proposed to be brought before the proposed special meeting, provided such one or more requesting holders and such request fully complies with the procedures and other requirements for calling a special meeting of stockholders as set forth in the Corporation’s By-laws, as may be amended from time to time. Notwithstanding anything in this Article XI to the contrary, the rights of any class or series of capital stock having a preference over the Common Stock and Class B Common Stock as to dividends or upon liquidation shall not be affected by this Article XI. The foregoing provisions of this Article XI shall be subject to all provisions of the Corporation’s By-laws, as amended from time to time, that limit the ability of stockholders of the Corporation to make a request for a special meeting or that specify the circumstances pursuant to which a request for a special meeting will be deemed to be revoked. Except as otherwise required by applicable law, and except as otherwise provided in this Article XI, special meetings of the stockholders of the Corporation may not be called by any other person or persons.

3. This amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4. All other provisions of the Restated Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this 16th day of July, 2025.

By:	/s/ John J. Engel
Name:	John J. Engel
Title:	Chairman, President and Chief Executive Officer

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